Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 16
DATED FEBRUARY 15, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 16 supplements certain information contained in our prospectus dated August 31, 2005 as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 14 dated January 25, 2006, and Supplement No. 15 dated February 2, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," and "Plan of Distribution" as described below.  You should read this Supplement No. 15 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies – Joint Ventures and Other Co-Ownership Arrangements," appearing on page 109 of the prospectus, as previously supplemented by Supplement No. 13, and is inserted at the end of such discussion.

MB REIT Distributions

On February 9, 2006, MB REIT declared a cash distribution of $1.8 million paid to all common stockholders of record at the close of business on February 9, 2006.  As of this date, the Company owned approximately 70% of the outstanding common stock of MB REIT and received a total of $1,273,570.44 of this distribution.

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Hunting Bayou, Jacinto City, Texas

On February 9, 2006, MB REIT purchased a fee simple interest in an existing retail center known as Hunting Bayou, containing approximately 133,165 gross leasable square feet.  The center is located at 11410-11430 I-10 East in Jacinto City, Texas.  This property is located in the Houston market and Northeast Houston submarket and is considered to have a primary trade area of approximately three to five miles.

MB REIT purchased this property from an unaffiliated third party, Hunting Bayou, Limited Partnership, for an aggregate purchase price of approximately $20.3 million, of which approximately $3.2 million was placed in escrow with a third party escrow agent to fund a potential earnout payable upon the leasing of certain vacant and unoccupied space.  In addition, the aggregate purchase price may be increased up to approximately $22.3 million if actual rents achieved for vacant space leased after the closing exceed certain specified pro forma amounts.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to these properties over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Two tenants doing business as 24-Hour Fitness and MTI College of Business, respectively, each lease more than ten percent (10%) of the total gross leasable area of the property.  24 Hour Fitness is a health club facility that offers aerobic, cardiovascular and weightlifting activities.  MTI College of Business is a higher education facility offering associate degrees and instruction in business technology, computer technology, web technology, bilingual business, massage technology, medical assisting and English as a second language.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

24 Hour Fitness	43,460	33	6.88	01/99	01/02
			7.88	02/02	01/14

MTI College of Business	33,650	25	4.00	05/04	11/06
			7.50	12/06	05/09

Real estate paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $193,000.  The real estate taxes paid were calculated by multiplying Hunting Bayou’s assessed value by a tax rate of 3.149%.

For federal income tax purposes, the depreciable basis in this property will be approximately $12.5 million.  MB REIT calculates depreciation expense for tax purposes by using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Hunting Bayou was built in 1985.  As of February 1, 2006, this property was eighty-three percent (83%) occupied, with approximately 110,300 square feet leased to seventeen (17) tenants.  Three (3) of the twenty (20) lessees had not moved into their respective spaces and, therefore, were not in possession at that date. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee (d/b/a)	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
City of Houston-WIC Program	3,090	10/06	2/1 yr.	37,080	12.00
Diagnostic & Rehabilitation Clinic	5,040	08/07	1/5 yr.	63,756	12.65
Freeway Finance	1,965	11/07	1/3 yr.	32,423	16.50
Gambro Healthcare	5,660	10/08	—	71,316	12.60
Jackson Hewitt Tax Service	1,050	04/09	1/5 yr/	18,900	18.00
MTI College of Business	33,650	05/09	1/5 yr.	134,600	4.00
Murphy’s Deli	1,500	05/09	1/5 yr.	32,100	21.40
Marble Slab Creamery	1,400	08/09	1/5 yr.	22,920	16.37
Nutrition Depot Super Store	1,025	12/09	2/5 yr.	15,990	15.60
Auto Insurance Discounters	800	03/10	—	13,440	16.80
MG Coffee Shop	1,025	04/10	1/5 yr.	18,686	18.23
Max Care Pharmacy	1,750	07/10	1/5 yr.	29,120	16.64
Tesoro Nails	1,050	08/10	1/5 yr.	17,010	16.20
Dr. Vasifa Humayun	1,600	10/10	1/5 yr.	28,800	18.00
Pump It Up *	11,805	04/11	1/5 yr.	64,928	5.50
Mrs. Baird's Bakeries *	1,680	04/11	1/5 yr.	20,160	12.00

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee (d/b/a)	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Grocery Services *	1,400	05/11	1/5 yr.	21,000	15.00
24 Hour Fitness	43,460	01/14	4/5 yr.	342,465	7.88
BK Dental Management	1,735	01/15	2/5 yr.	28,870	16.64
Cici’s Pizza	4,500	03/15	—	67,500	15.00

*These lessees do not yet occupy their respective spaces and are not currently paying rent.  The beginning and ending dates of their respective leases remain subject to change according to the terms of those leases.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	1	3,090	37,080	3.68%	1,007,788	12.00
2007	2	7,005	95,423	9.81%	972,928	13.62
2008	1	1,050	17,010	1.93%	882,699	16.20
2009	5	38,625	225,770	26.07%	866,169	5.85
2010	5	6,225	107,535	16.50%	651,831	17.27
2011	3 *	14,885	116,476	-	561,306	-
2012	-	-	-	-	444,830	-
2013	-	-	-	-	444,830	-
2014	1	43,460	342,465	76.99%	444,830	7.88
2015	2	6,235	102,365	100.00%	102,365	16.42

*Includes Pump It Up, Mrs. Baird's Bakeries, and Grocery Services leases, the expiration dates of which could change depending upon, among other things, the date on which the tenant takes possession.

The table below sets forth certain information with respect to the occupancy rate at Hunting Bayou expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year ending December 31,	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)

2005	83%	8.76
2004	77%	8.16
2003	47%	9.48
2002	46%	9.37
2001	42%	8.98

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenant’s to pay these expenses up to a certain amount.

Bridgeside Point Office Building; Pittsburgh, Pennsylvania

On February 10, 2006, a subsidiary of MB REIT, MB Pittsburgh Bridgeside DST (referred to herein as MBPB), entered into loan documents as the borrower of approximately $17.3 million from Nomura Credit & Capital, Inc.

(referred to herein as Nomura).  MBPB’s obligations are secured by a first priority mortgage on the property commonly known as the Bridgeside Point Office Building located at 100 Technology Drive in Pittsburgh, Pennsylvania.  MBPB also granted a security interest to Nomura in, among other things, all of the personal property owned by MBPB at the property.  The Bridgeside Point Office Building was purchased by MB REIT on November 22, 2005.

The loan bears interest at the rate of 5.2% per annum.  MBPB is required to pay interest only on a monthly basis in the amount of $75,075.00 until the loan matures on February 11, 2031.  After February 11, 2011, MBPB is also required to pay Nomura any excess cash flow for the calendar month preceding the payment date.  Each payment of excess cash flow, together with any remaining amount of the monthly payment amount paid on that date after the payment of interest on the outstanding principal balance of the loan at the aforementioned interest rate, will be applied first to the prepayment of outstanding principal until the loan has been paid in full, and next to the payment of interest accrued and unpaid according to a formula provided for in the loan agreement.  MBPB may, in certain circumstances, prepay the unpaid principal balance of the loan three years after Nomura securitizes the loan.  Nomura is not required to securitize the loan.  In addition, beginning on the payment date that is three months prior to February 11, 2011, and through the maturity date, MBPB may, at its option, prepay the loan in whole or in part without any prepayment penalty.

The loan agreement contains various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, subject to the customary cure rights granted to MBPB, Nomura may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

MBPB has also agreed to indemnify Nomura against losses suffered by Nomura arising from the presence or release of hazardous substances, among other things, on the property.  Inland Western Retail Real Estate Trust, Inc. (referred to herein as Inland Western), an entity sponsored by our sponsor, is also primarily liable to Nomura for certain breaches of the loan documents, including the environmental indemnity by MBPB, until MB REIT has a net worth equal to or greater than $300 million.

Triangle Center; Longview, Washington

On February 9, 2006, a subsidiary of MB REIT, MB Longview Triangle, L.L.C. (referred to herein as MBLT), entered into loan documents as the borrower of approximately $23.6 million from LaSalle Bank National Association (referred to herein as “LaSalle”).  MBLT’s obligations are secured by a first priority mortgage on the property commonly known as Triangle Center located at 1305 Ocean Beach Highway in Longview, Washington.  MBLT has also granted a security interest to LaSalle in all of the personal property owned by MBLT at the property.  Triangle Place was purchased by MB REIT on December 23, 2005.

The loan bears interest at the rate of 4.83% per annum.  MBLT is required to pay interest only on a monthly basis in the amount of $94,990.00 until the loan matures on March 1, 2011.  MBLT may, in certain circumstances, prepay the unpaid principal balance of the loan but in no event earlier than three years after LaSalle securitizes the loan.  LaSalle is not required to securitize the loan.

The loan agreement contains various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, subject to the customary cure rights granted to MBLT, LaSalle may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

MBLT has also agreed to indemnify LaSalle against losses suffered by LaSalle arising from the presence or release of hazardous substances, among other things on the property.  Inland Western is also primarily liable to LaSalle for certain breaches of the loan documents, including the environmental indemnity by MBLT, until MB REIT has a net worth equal to or greater than $300 million.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of February 14, 2006.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	18,669,780	186,697,800	19,603,269	167,094,531

	18,689,780	186,897,800	19,603,269	167,294,531

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.